EXHIBIT 4.3.7A

                                BOARD RESOLUTION


         RESOLVED, that the Board of Directors of General Communication, Inc. ("Company") hereby approves the amendment to the Revised 1986 Stock Option Plan of the Company last revised as of June 20, 1995 ("Stock Option Plan") by increasing the number of shares allocated to the plan by 2.5 million shares of Class A common stock, i.e., by increasing the number of shares allocated to the plan from 3.2 million shares to 5.7 million shares;

         RESOLVED FURTHER, that the president is directed to take those steps necessary to seek the approval from the shareholders of the Company of the proposed amendment to the Stock Option Plan and subsequent to receiving that approval, to take those steps necessary to restate the plan with the amended provisions in it.





Registration Statement (S-8) Amendment No. 2
GCI Stock Option Plan
ASS00C46/0618.0729                 Page 28
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